1934 Act Registration No. 333 - 13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2006

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report on Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

With respect to the Company’s business, including its railway operations and property operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong, the Mainland of China and elsewhere;

•	the level of interest rates prevailing in Hong Kong;

•	accidents and natural disasters;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development;

•	changes in the fares for the Company’s services;

•	competition from alternative modes of transportation;

•	the Company’s ability to complete property developments on time and within budget;

•	fluctuation in property prices and competition from other property developments;

•	the Company’s relationship with the Government of the Hong Kong Special Administrative Region (the “Government”);

•	the Government’s policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•	the Government’s policies relating to property ownership and development, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•	the possible merger of the Company with the Kowloon-Canton Railway Corporation; and

•	other factors beyond the Company’s control.

2

EXHIBITS

Exhibit 1.1         Circular dated February 8, 2006

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong
Name:	Lila Fong
Title:	Legal Manager - Secretarial

Date: February 10, 2006

4

Exhibit 1.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

MTR CORPORATION LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 66)

SITE AB OF TSEUNG KWAN O TOWN LOT NO. 70, AREA 86,

TSEUNG KWAN O, SAI KUNG, NEW TERRITORIES

DISCLOSEABLE TRANSACTION AND

CONNECTED TRANSACTION

– i –

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context otherwise requires:

“associate(s)”	has the meaning ascribed to it under the Listing Rules;

“Board”	means the board of Directors of the Company, the members of which are set out on page 2 in this circular;

“Company”	MTR Corporation Limited, a company incorporated in Hong Kong with limited liability and having its registered office at MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong;

“Conditions of Grant”	means the particulars and conditions for the grant of an agreement for lease by private treaty of Tseung Kwan O Town Lot No. 70 between the Government and the Company dated 16th May, 2002 as varied or modified by a modification letter dated 19th April, 2005;

“Directors”	means members of the Board;

“Executive Directorate”	means the executive directorate of the Company, the members of which are set out on page 3 in this circular;

“Government”	means the Government of the Hong Kong Special Administrative Region of the People’s Republic of China;

“Latest Practicable Date”	means 27th January, 2006, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Model Code”	means the Model Code for Securities Transactions by Directors of Listed Issuers set out in the Listing Rules;

“Modification Letter”	means the further modification letter to be entered into between the Company and the Government in relation to the Conditions of Grant;

“SFO”	means the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong);

“Shares”	means the HK$1.00 ordinary shares of the Company;

“Site AB”	means Site AB of Tseung Kwan O Town Lot No. 70, Area 86, Tseung Kwan O, Sai Kung, New Territories;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited; and

“Waiver”	means the waiver granted by the Stock Exchange to the Company from the requirements under Chapter 14A of the Listing Rules (subject to certain conditions) which, for the avoidance of doubt, and as discussed in the announcement of the Company dated 24th October 2005, has been updated by the Stock Exchange to reflect the adjustments relating to Octopus Cards Limited discussed in that announcement, such that the Waiver which previously related to Octopus Cards Limited now also relates to (i) transactions between the Company and Octopus Holdings Limited, Octopus Cards Limited and their respective subsidiaries and (ii) transactions between Kowloon-Canton Railway Corporation and Octopus Holdings Limited, Octopus Cards Limited and their respective subsidiaries.

LETTER FROM THE BOARD

MTR CORPORATION LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 66)

Members of the Board:	Registered Office:
Dr. Raymond Ch’ien Kuo-fung (Chairman)**	MTR Tower
Chow Chung-kong (Chief Executive Officer)	Telford Plaza
Professor Cheung Yau-kai*	Kowloon Bay
David Gordon Eldon*	Hong Kong
Christine Fang Meng-sang*
Edward Ho Sing-tin*
Lo Chung-hing*
T. Brian Stevenson*
Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**
Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)**
Commissioner for Transport (Alan Wong Chi-kong)**

* independent non-executive Directors
** non-executive Directors	8th February, 2006

To:	the Shareholders of the Company

Dear Sir or Madam,

SITE AB OF TSEUNG KWAN O TOWN LOT NO. 70, AREA 86,

TSEUNG KWAN O, SAI KUNG, NEW TERRITORIES

DISCLOSEABLE TRANSACTION AND CONNECTED TRANSACTION

INTRODUCTION

In an announcement dated 18th January, 2006, the Directors announced that on 18th January, 2006, the Company accepted an offer from the Government to allow the Company to proceed with the proposed development on Site AB subject to (a) the Company’s acceptance of Government’s assessment of premium for Site AB and of the terms of the Modification Letter, and (b) ancillary terms and conditions. Under the terms of Government’s offer, a binding contract between the parties arises when Government receives the Company’s acceptance. The Company delivered the acceptance to Government on 18th January, 2006. The Modification Letter is to be executed within three calendar months from that date. The Modification Letter contains details relating to the arrangements for the implementation of the proposed development on Tseung Kwan O Town Lot No. 70. It is proposed that the original Site A and Site B of Tseung Kwan O Town Lot No. 70 will be amalgamated into one site to be renamed Site AB. The Modification Letter fixes the boundary of Site AB, defers the expiry dates of the building covenant periods, revises the requirements relating to the Government accommodation, requires the Company to make payments in respect of noise mitigation measures and sets out the development parameters. The entire site area of Tseung Kwan O Town Lot No. 70 is approximately 326,751 square metres and this has not been altered since the Conditions of Grant and will not be altered by the Modification Letter. A new Tseung Kwan O South station will be situated within the Tseung Kwan O Town Lot No. 70. The total gross floor area of the development on Site AB will be not less than 185,818 square metres and not more than 309,696 square metres. Site AB will include residential accommodation, a kindergarten and parking spaces. The Company is required to pay to the Government the premium for Site AB, which was assessed by the Valuation Section of the Lands Department of the Government to be HK$8,061,470,000, by reference to the full market value of Site AB, ignoring the presence of the railway. The value of Site AB, by reference to the premium assessed, was HK$8,061,470,000 as at 18th January, 2006. The Company is required to pay the premium for Site AB in one lump sum within 3 calendar months from 18th January, 2006. Having considered the present working capital requirements of the Company (including cash inflows and outflows), the Directors believe that there will be no material adverse impact on the cash flow and gearing ratio of the Company.

LETTER FROM THE BOARD

REASONS FOR ACCEPTING GOVERNMENT’S OFFER AND EXECUTING THE RELEVANT DOCUMENTATION

The Company has accepted Government’s offer and has executed relevant documentation and proposes to execute the Modification Letter in order to be allowed to proceed with the proposed development on Site AB. On the basis that the assessed premium for Site AB is considered to be in line with current market values, and having regard to all of the terms and conditions of the Government’s offer, the Directors (including the independent non-executive Directors) believe that the terms of Government’s offer and the relevant documentation (including the Modification Letter) are fair and reasonable and in the interests of the shareholders of the Company as a whole.

DISCLOSEABLE TRANSACTION

Based on the amount of premium payable by the Company for Site AB, the transaction is a discloseable transaction under Chapter 14 of the Listing Rules.

CONNECTED TRANSACTION

As the Government is a controlling shareholder of the Company and therefore a connected person of the Company, the transaction is also a connected transaction for the Company under Rule 14A.13 of the Listing Rules. As disclosed in the announcement of the Company dated 13th January, 2005, the Stock Exchange has granted the Waiver to the Company from the requirements under Chapter 14A of the Listing Rules which would otherwise apply to connected transactions between the Company and the Government involving land and land interests subject to certain conditions. Under the Waiver, the Company is required to make an announcement of the transaction in accordance with Rule 14A.47 of the Listing Rules and to disclose details of the transaction in its next annual report in accordance with Rule 14A.45 of the Listing Rules. The Company is also required under the Waiver to make the transaction subject to the approval of the Board of Directors, with the Directors appointed by the Government under section 8 of the Mass Transit Railway Ordinance (Cap. 556) and any Director who holds a position in the Government being required to abstain from voting. Accordingly, Mr. Frederick Ma Si-hang (represented by his alternate director, Mr. Martin McKenzie Glass), the Secretary for the Environment, Transport and Works and the Commissioner for Transport disclosed their interest in the transaction at the meeting of the Board of Directors on 10th January, 2006 and they each abstained from voting on the relevant Board resolutions.

Details of the transaction will be disclosed in the next annual report of the Company in accordance with Rule 14A.45 of the Listing Rules.

PRINCIPAL ACTIVITIES OF THE COMPANY

The principal activities of the Company and its subsidiaries are (a) the operation of a mass transit railway system, (b) property development at locations relating to the railway system, (c) related commercial activities, (d) the construction and operation of the Tung Chung Cable Car Project and related tourist development, (e) the planning and construction of future extensions to the railway system and other related infrastructure projects, (f) consultancy services, (g) the operation of a smart card system by Octopus Cards Limited, and (h) equity investments and long term operation and maintenance contracts outside of Hong Kong.

ADDITIONAL INFORMATION

Your attention is drawn to the general information set out in the Appendix to this circular.

Yours faithfully
By Order of the Board
Leonard Bryan Turk
Secretary

Members of the Board: Dr. Raymond Ch’ien Kuo-fung (Chairman)**, Chow Chung-kong (Chief Executive Officer), Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

Members of the Executive Directorate: Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

*	independent non-executive Directors
**	non-executive Directors

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors and the members of the Executive Directorate collectively and individually accept full responsibility for the accuracy of the information contained in the circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement herein misleading.

2.	DISCLOSURE OF INTERESTS

(a)	Interests of Members of the Board and Members of the Executive Directorate

As at the Latest Practicable Date, the interests and short positions of each member of the Board and the Executive Directorate in the Shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she is taken or deemed to have under such provisions of the SFO) or as recorded in the register required to be kept under section 352 of the SFO or as notified to the Company and the Stock Exchange pursuant to the Model Code are as follows:

Long Positions in Shares and Underlying Shares of the Company

	Derivatives
	Number of Shares held			Share Options	Other
Member of the Board or Executive Directorate	Personal* interests	Family† interests	Corporate interests	Personal* interests	Personal* interests	Total interests	Percentage of aggregate interests to total issued share capital
Chow Chung-kong	—	—	—	—	700,000 (Note 1)	700,000	0.01277
T. Brian Stevenson	4,585	—	—	—	—	4,585	0.00008
Christine Fang Meng-sang	1,675	—	—	—	—	1,675	0.00003
Russell John Black	52,778	—	—	—	—	52,778	0.00096
William Chan Fu-keung	46,233	—	—	317,500 (Note 2)	—	363,733	0.00663
Thomas Ho Hang-kwong	52,696	2,524	—	321,000 (Note 2)	—	376,220	0.00686
Lincoln Leong Kwok-kuen	23,000	—	23,000 (Note 3)	1,043,000 (Note 4)	—	1,089,000	0.01986
Francois Lung Ka-kui	—	—	—	1,066,000 (Note 4)	—	1,066,000	0.01945

Notes:

1.	Chow Chung-kong has a derivative interest in respect of 700,000 Shares within the meaning of Part XV of the SFO. That derivative interest represents Mr. Chow’s entitlement to receive an equivalent value in cash of 700,000 Shares on completion of his three-year contract (on 30th November 2006).

2.	Further details of the above share options are set out in the table below showing details of the options to subscribe for Shares granted under the Pre-Global Offering Share Option Scheme.

3.	The 23,000 shares are held by Linsan Investment Ltd., a private limited company beneficially wholly owned by Lincoln Leong Kwok-kuen.

4.	Further details of the above share options are set out in the table below showing details of the options to subscribe for Shares granted under the New Joiners Share Option Scheme.

*	Interests as beneficial owner
†	Interests of spouse or child under 18 as beneficial owner

APPENDIX	GENERAL INFORMATION

Options to subscribe for Shares granted under the Pre-Global Offering Share Option Scheme

Member of Executive Directorate	Date granted	No. of options granted	Period during which rights exercisable (day/ month/year)	Options outstanding as at 1st January, 2006	Options vested during the period 1st January, 2006 to 27th January, 2006	Options lapsed during the period	Options exercised during the period 1st January, 2006 to 27th January, 2006	Price per share paid on exercise of options (HK$)	Options outstanding as at 27th January, 2006	Weighted average closing price of shares immediately before the date(s) on which options were exercised (HK$)
William Chan Fu-keung	20/9/2000	1,066,000	5/4/2001-11/9/2010	317,500	—	—	—	—	317,500	—
Thomas Ho Hang-kwong	20/9/2000	1,066,000	5/4/2001-11/9/2010	321,000	—	—	—	—	321,000	—

Notes:

1.	The exercise price of the share options is HK$8.44 per share.

2.	None of the share options was cancelled during the period.

3.	All of the above share options were vested on 5th October 2003. The proportion of underlying shares in respect of which the share options have vested is as follows:

Date	Proportion of underlying shares in respect of which an option is vested
Before 5th October 2001	none
5th October 2001 to 4th October 2002	one-third
5th October 2002 to 4th October 2003	two-thirds
After 4th October 2003	all

Options to subscribe for Shares granted under the New Joiners Share Option Scheme

Member of Executive Directorate	Date granted	No. of options granted	Period during which rights exercisable (day/ month/year)	Options outstanding as at 1st January, 2006	Options vested during the period 1st January, 2006 to 27th January, 2006	Options exercised during the period 1st January, 2006 to 27th January, 2006	Price per share paid on exercise of options (HK$)	Options outstanding as at 27th January, 2006	Weighted average closing price of shares immediately before the date(s) on which options were exercised (HK$)
Lincoln Leong Kwok-kuen	1/8/2003	1,066,000	14/7/2004-14/7/2013	1,043,000	—	—	—	1,043,000	—
Francois Lung Ka-kui	27/9/2005	1,066,000	26/9/2006-26/9/2015	1,066,000	—	—	—	1,066,000	—

Notes:

1.	The exercise price of Lincoln Leong Kwok-kuen’s share options is HK$9.75 per share.

2.	The exercise price of Francois Lung Ka-kui’s share options is HK$15.75 per share.

3.	None of the share options was cancelled during the period.

4.	The proportion of underlying shares in respect of which the above share options will vest is as follows:

Date	Proportion of underlying shares in respect of which an option is vested
Before the first anniversary of the date of offer of the option (the “Offer Anniversary”)	none
From the first Offer Anniversary to the date immediately before the second Offer Anniversary	one-third
From the second Offer Anniversary to the date immediately before the third Offer Anniversary	two-thirds
From the third Offer Anniversary and thereafter	all

APPENDIX	GENERAL INFORMATION

Save as disclosed above, as at the Latest Practicable Date, none of the members of the Board or Executive Directorate had any interests or short positions in the Shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she is taken or deemed to have under such provisions of the SFO), or recorded in the register required to be kept under section 352 of the SFO, or notified to the Company and the Stock Exchange pursuant to the Model Code.

(b)	Substantial shareholders of the Company

Set out below is the name of the party which was interested in 5 per cent. or more of the nominal value of the share capital of the Company and the respective relevant numbers of Shares in which it was interested as at the Latest Practicable Date as recorded in the register kept by the Company under section 336 of the SFO:

Name	No. of Shares	Percentage of Shares to total issued share capital
The Financial Secretary Incorporated (in trust on behalf of the Government)	4,195,703,166	76.5353

The Company has been informed by the Government that, as at the Latest Practicable Date, approximately 1.53% of the Shares were held for the account of the Exchange Fund. The Exchange Fund is a fund established under the Exchange Fund Ordinance (Cap. 66 of the Laws of Hong Kong) under the control of the Financial Secretary.

3.	LITIGATION

Since 1997, the Company (or Mass Transit Railway Corporation before June 2000) has lodged a total of 168 notices of objections against the Government rent assessments on development land made by the Commissioner of Rating and Valuation and has filed 149 appeals with the Lands Tribunal which are still pending in respect of the Government rent assessments for 49 property development sites at a total of HK$345 million, payment of HK$325 million of which has been held over by orders of the Commissioner. In July 2005, the Company applied for judicial review to quash the decision of the Commissioner made in April 2005 to withdraw all hold over orders for these Government rent assessments. The decision of the Commissioner has been stayed pending a substantive hearing, which is currently scheduled to commence in June 2006.

In addition, the Company has lodged 66 objections against the rates and Government rent assessments made by the Commissioner of Rating and Valuation and has filed 63 appeals with the Lands Tribunal which are still pending in respect of the operational system and advertising and commercial telecommunications tenements at a total of HK$150 million for Government rent and HK$490 million for rates.

Other than the above and as at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or claim of material importance and, so far as the Directors and the members of the Executive Directorate were aware, no litigation or claim of material importance was pending or threatened against the Company or any of its subsidiaries.

4.	SERVICE CONTRACTS

There are no existing or proposed service contracts between (i) any of the Directors or any member of the Executive Directorate and (ii) the Company or any of its subsidiaries, other than contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation).

5.	COMPETING INTEREST

In so far as the Directors and the members of the Executive Directorate are aware, none of the Directors, the members of the Executive Directorate or any of their respective associates have any interest in a business which competes or is likely to compete with the business of the Company.

6.	GENERAL

(a)	The Secretary of the Company is Leonard Bryan Turk and the qualified accountant of the Company appointed pursuant to Rule 3.24 of the Listing Rules is Lincoln Leong Kwok-kuen.

(b)	The registered office of the Company is at MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong.

(c)	The share registrars of the Company are Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

(d)	The English text of this circular shall prevail over the Chinese text.